FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	October	2013
BlackBerry Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BBM Welcomes Over 20 Million New Users in the First Week	3.

Document 1

  NEWS RELEASE
October 29, 2013

FOR IMMEDIATE RELEASE

BBM Welcomes Over 20 Million New Users in the First Week

BBM Community Grows to More Than 80 Million Users Across BlackBerry, Android and iPhone Devices Globally

Waterloo, ON – After the amazing launch of BBM™ on Android® and iPhone® devices, with more than 10 million downloads in the first 24 hours, BBM has now ended its first week with more than 80 million monthly active users*, including over 20 million new users on Android and iPhone devices.

During its first week, BBM was the top free overall app in 35 countries in Google Play™ and in 107 countries in the App StoreSM, and continues to maintain a strong position in key markets such as Canada, the US, the UK, Indonesia and much of the Middle East, to name a few.

“It is great to see so many people downloading BBM, but the true measurement for us is engagement – the connections being made and the conversations in which our BBM community engages. The power of BBM has always been the active, real conversations and interaction that our customers enjoy,” said Andrew Bocking, Executive Vice President of BBM at BlackBerry. “From here on out, we will focus on active users of BBM and will no longer focus on simple download numbers.”

With the BBM community now at more than 80 million active users around the globe, users are connecting on the private social network like never before. This past weekend, BlackBerry® (NASDAQ: BBRY; TSX: BB) was able to remove the virtual line-up so that Android and iPhone users can now immediately download, sign in and start using BBM without having to wait.

BBM users are enjoying the immediacy and control that BBM offers as they chat with their new contacts – either one-to-one, in multiple chats or as part of a BBM Group. The delivered and read statuses, as well as the message-in-progress alert, keep people engaged and active in conversations on BBM.

BBM users can also share files such as photos, and voice notes, as well as update their statuses with ease. BBM Groups allows photo, calendar, chat and file sharing for up to 30 people in a user-generated community.

Every BBM user has a unique PIN that helps maintains their privacy, so users never have to give out their phone number or email address to a new or casual contact. BlackBerry ID connects with a person’s PIN, BBM contact list and services to make device switching quick and easy.

The BBM experience will continue to evolve.  In the coming months, BlackBerry will deliver BBM Video calling, BBM Voice calling and BBM Channels – a new community building service to connect BBM users even more broadly – to Android and iPhone users.

Android and iPhone device users can download BBM by visiting BBM.com.

Useful Links
BBM  How-To Videos
BBM Getting Started Guide
Inside BlackBerry Blog – BBM posts
BBM Knowledge Base Articles

About BBM
BBM is a private social network for real, active conversations. BBM is immediate, with many messages read within seconds; BBM is trusted, with read, delivered and in-progress notifications; and BBM puts control of personal information and personal connections back in users’ hands. Introduced in 2005, BBM set the standard for mobile messaging and continues to drive innovation in messaging and private social networks.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

*Monthly active users are defined as BBM customers who use the BBM service within a 30-day period.

Media Contact:
Victoria Berry
BlackBerry Media Relations
mediarelations@blackberry.com
519-888-7465 x77273

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	October 29, 2013	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO